EXHBIT 1.1

ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

Stock Code: 1135

POLL RESULTS OF THE SPECIAL GENERAL MEETING

HELD ON 5 JANUARY 2009

Reference is made to the circular of the Asia Satellite Telecommunications Holdings Limited (the “Company”) dated 19 December 2008 (the “Circular”) in relation to, among other matters, the proposed continuing connected transaction of which Asia Satellite Telecommunications Company Limited, an indirectly wholly-owned subsidiary of the Company, entered into the transponder master agreement (the “Master Agreement”) with CITIC Networks Co., Ltd and CITIC Networks Co., Ltd. Beijing Satellite Telecommunications Branch.

At the special general meeting (the “SGM”) of the Company held on 5 January 2009, voting was conducted by way of a poll on the proposed resolutions as set out in the Notice of SGM dated 19 December 2008.

As at the date of the SGM, the issued share capital of the Company comprised 391,195,500 shares. Bowenvale Limited and AsiaCo Acquisition Limited, which owned approximately 68.74% and 5.69% of the total issued share capital of the Company, respectively, as at the date of the SGM, were required to abstain from voting at the SGM. The total number of shares entitling the independent shareholders of the Company to attend and vote for or against the resolutions at the SGM was 100,020,805 shares. There was no restriction on shareholders to cast votes on any of the proposed resolutions at the SGM.

The vote-taking at the SGM was scrutinised by the Company’s share registrars, Computershare Hong Kong Investor Services Limited. All the resolutions were approved by the shareholders and poll results were as follows:

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ORDINARY RESOLUTIONS (Note 1)	Number of Votes and Percentage (Note 2)
	For	Against

(i) To approve, confirm and ratify the Master Agreement and the Proposed Capacity Transactioncontemplated thereunder (both as defined in the Notice); (ii) to approve the Proposed Fee Caps (as defined in the Notice) for each of the four financing reporting periods under the Agreement Term (as defined in the Notice); and (iii) to authorise any one director to execute the Master Agreement (as defined in the Notice) for and on behalf of the Company and its subsidiaries.

	83,179,330 95.32%	4,087,000 4.68%

Notes:

1.	The full text of the Resolutions is set out in the notice of the SGM.
2.	The number of votes and percentage are based on the total number of shares held by the independent shareholders of the Company who voted at the SGM in person or by proxy or corporate representative.

By order of the Board

Sue YEUNG

Company Secretary

Hong Kong, 5 January 2009

As at the date of this announcement, the Board comprises the following directors:

Executive Directors:

Mr. Peter JACKSON (Chief Executive Officer)

Mr. William WADE (Deputy Chief Executive Officer)

Non-executive Directors:

Mr. MI Zeng Xin (Chairman)	Mr. Ronald J. HERMAN, Jr. (Deputy Chairman)
Mr. John F. CONNELLY	Mr. Mark CHEN
Mr. DING Yu Cheng	Mr. JU Wei Min
Mr. KO Fai Wong	Ms. Nancy KU

Independent Non-executive Directors:

Professor Edward CHEN	Mr. Robert SZE

Mr. James WATKINS

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